Exhibit 99.5

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary Bank Must be received prior to 5:00 p.m. EDT on May 11, 2026 (the “Cutoff Date”) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary Bank, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of shares of the Company ("Shares") represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary Bank as of the close of business on March 27, 2026, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG to be held on May 21, 2026, in respect of the agenda items specified in the invitation to the Annual General Meeting. NOTES: 1. Please direct the Depositary Bank how to vote by placing an X in the applicable box opposite the resolutions on the reverse side. 2. The Depositary Bank shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares, other than in accordance with instructions given by owners and received by the Depositary Bank, save as provided in 3 below. 3. If no instructions are received by the Depositary Bank from an Owner with respect to a matter on or before the Cutoff Date and the Depositary Bank has received a written confirmation from the Company by the business day following the Cutoff Date that (x) the Company reasonably does not know of any substantial opposition to the matter and (y) the matter is not materially adverse to the interests of shareholders, then the Depositary Bank shall deem that Owner to have instructed the Depositary Bank to give a proxy to a person designated by the Company to vote the number of deposited Shares represented by that number of American Depositary Receipts as to that matter as proposed and therefore recommended by the Company’s Management Board or the Company’s Supervisory Board; or, if no written confirmation has been provided by the Company to abstain from voting as to that number of deposited Shares and that matter. FRESENIUS MEDICAL CARE AG PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Fresenius Medical Care AG Annual General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233-5006 Internet: www.proxypush.com/FMS • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Phone: 1-866-362-6716 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid YOUR VOTE IS IMPORTANT! envelope provided PLEASE VOTE BY: 5:00 p.m. EDT May 11, 2026. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. For holders of American Depositary Receipts of record as of March 27, 2026 Thursday, May 21, 2026 10:00 AM, CEST Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany

Fresenius Medical Care AG Annual General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	Presentation of the adopted annual financial statements and the approved consolidated financial statements, the management reports for Fresenius Medical Care AG and the group, the explanatory report by the Management Board on the information pursuant to Sections 289a, 315a of the German Commercial Code (*Handelsgesetzbuch*) and the report by the Supervisory Board of Fresenius Medical Care AG for fiscal year 2025 ***No resolution to be passed under agenda item 1.***			
2.	Resolution on the allocation of distributable profit	☐	☐	☐
3.	Resolution on the approval of the actions of the members of the Management Board of Fresenius Medical Care AG for fiscal year 2025	☐	☐	☐
4.	Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG for fiscal year 2025	☐	☐	☐
5.1	Election of the auditor and group auditor for fiscal year 2026 as well as of the auditor for the potential review of the half-year financial report for fiscal year 2026 and other interim financial information	☐	☐	☐
5.2	Election of the auditor of the sustainability reporting for fiscal year 2026	☐	☐	☐
6.	Resolution on the approval of the compensation report for fiscal year 2025	☐	☐	☐
7.	Resolution on the authorization to purchase and use treasury shares pursuant to Section 71(1) No. 8 AktG and on the exclusion of subscription rights	☐	☐	☐
8.	Any Management Board and/or Supervisory Board proposal in case of resolutions relating to supplements to the agenda, countermotions or election proposals by shareholders that are published on the Company's website for the Annual General Meeting	☐	☐	☐

In order to protect the environment and better meet the changing user behavior of investors, the Company has decided to reduce the amount of paper used for this event to the extent possible. Therefore, please find below the web link to access the invitation to the Annual General Meeting and the additional documents: https://www.freseniusmedicalcare.com/en/agm/

A printed copy of the invitation to the Annual General Meeting and the additional documents may be obtained from The Bank of New York Mellon, as Depositary Bank free of charge upon request.
If you do not have access to the internet and would like to obtain a hard copy, please write to:
BetaNXT, Inc.
ATTN: Fresenius Medical Care AG - 2026 AGM
P.O. Box 8016
Cary, NC 27512-9903
You may also request a hard copy of the materials by calling the toll free number 1-800-555-2470.

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date Signature (if held jointly) Date